Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 22, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒            Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 19, 2003, entitled “VODAFONE GROUP PLC   RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC   OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS”.

Not for release, publication or distribution, in whole or in part, in or into Australia, Canada or Japan

19 September 2003

VODAFONE GROUP PLC

RECOMMENDED CASH OFFER FOR PROJECT TELECOM PLC

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

Vodafone Group Plc (“Vodafone”) announces that all of the conditions to the recommended cash offer (the “Offer”) made outside the United States by UBS Investment Bank on behalf of Vodafone, and in the United States by Vodafone itself, for the entire issued and to be issued share capital of Project Telecom plc (“Project Telecom”), as set out in the offer document relating to the Offer dated 12 August 2003 (the “Offer Document”), have now been satisfied and, accordingly, the Offer is declared unconditional in all respects.

As at 3.00 p.m. (London time) on 18 September 2003, Vodafone had received valid acceptances under the Offer in respect of 213,820,939 Project Telecom Shares, representing approximately 96.4 per cent. of the existing issued share capital of Project Telecom.

Prior to the announcement of the Offer on 5 August 2003, Vodafone had received irrevocable undertakings from the Project Telecom Directors and certain other Project Telecom Shareholders to accept the Offer in respect of a total of 133,577,319 Project Telecom Shares, representing approximately 60.2 per cent. of the existing issued share capital of Project Telecom.  Valid acceptances have been received in respect of all the Project Telecom Shares subject to the irrevocable undertakings and these acceptances are included in the total number of valid acceptances referred to above.

Save as disclosed in this announcement or the Offer Document, prior to the commencement of the Offer Period on 11 July 2003, neither Vodafone, nor any persons acting or deemed to be acting in concert with Vodafone, held any Project Telecom Shares (or rights over any Project Telecom Shares) and neither Vodafone nor any persons acting or deemed to be acting in concert with Vodafone, have since acquired or agreed to acquire any Project Telecom Shares (or rights over any Project Telecom Shares).

The Offer will remain open for acceptance until 3.00 p.m. (London time) on 2 October 2003.  Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible.

Settlement

The consideration will be despatched by first class post on or before 2 October 2003 to Project Telecom Shareholders who have validly accepted the Offer on or before 3.00 p.m. (London time) on 18 September 2003. Thereafter, consideration will be despatched to Project Telecom Shareholders who validly accept the Offer within 14 days of receipt of an acceptance valid in all respects.

As at 18 September 2003, Project Telecom Shareholders have elected to receive, in aggregate, less than £5 million of Loan Notes and therefore Vodafone will not be issuing any Loan Notes under the Offer.  Project Telecom Shareholders will be paid in cash for any acceptances requesting the Loan Note Alternative.

Delisting and Compulsory Acquisition

It is intended that an application will be made to the UK Listing Authority for the cancellation of the listing of Project Telecom Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of Project Telecom Shares on the London Stock Exchange.  The cancellation is in each case expected to take effect from 17 October 2003, being 20 business days following the date of this announcement.

In addition, Vodafone intends to implement the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Project Telecom Shares to which the Offer relates in due course.

Unless the context otherwise requires, defined terms used in this announcement shall have the meanings given to them in the Offer Document.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

UBS Investment Bank

Warren Finegold

Markus Pressdee

Tel:  +44 (0) 20 7567 8000

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities. The Offer is made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The Offer in the United States is made solely by Vodafone and neither UBS nor any of its affiliates is making the Offer in the United States.

The Offer is not being made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or any facility of a national, state or other securities exchange, of a Restricted Jurisdiction and the Offer cannot be accepted by any such use, means, instrumentality, facility or otherwise from within a Restricted Jurisdiction. Accordingly, copies of this announcement, the Offer Document, the Form of Acceptance and any accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from a Restricted Jurisdiction, use mails of a Restricted Jurisdiction or any such means, instrumentality or facility for any purpose, directly or indirectly in connection with the Offer. Doing so may render invalid any purported acceptance of the Offer.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

In accordance with normal UK market practice, Vodafone or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Project Telecom Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of Vodafone.

UBS is acting for Vodafone in connection with the Offer and no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS or for providing advice in relation to the Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 22, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary